COMPANY CONTACTS
Bradley B. Buechler                     Randy C. Martin
Chairman, President and                 Executive Vice President and
Chief Executive Officer                 Chief Financial Officer
(314) 721-4242                          (314) 721-4242


FOR IMMEDIATE RELEASE
Tuesday, April 3, 2001

                SPARTECH CORPORATION ADOPTS STOCKHOLDER RIGHTS PLAN

     ST. LOUIS, April 3, 2001   Spartech Corporation (NYSE: SEH) announced
today that a Board-Appointed Special Committee of independent Directors has adopted a Stockholder Rights Plan. The plan is intended to assist the Company in pursuing its long-term business strategies and enhancing shareholder value.

     "Stockholder rights plans have been an effective tool for many public companies seeking to preserve and enhance shareholder value," said Bradley
B. Buechler, Chairman, President and Chief Executive Officer. "The adoption of the plan is not in response to any specific effort to acquire control of Spartech. However, considering the recent low price of our stock, we believed it was important to initiate this type of plan to protect the Company and its current shareholders."

     In connection with the adoption of the Rights Plan, the Company declared a dividend of one Purchase Right for each outstanding share of Spartech common stock. If any person were to acquire beneficial ownership of 15% or more of the outstanding shares of the Company's common stock without Board approval, each holder of a Right (other than the acquiring person) would be entitled to purchase a number of shares of common stock having a market value equal to two times the exercise price. The Rights Plan will not affect any Spartech shareholder which currently owns 15% or more of the outstanding shares, provided that the shareholder does not acquire additional shares of Spartech in excess of 1% of the outstanding Spartech common stock.

     The Rights dividend is payable on April 13, 2001 to shareholders of record on that date. Initially the Rights will be attached to the certificates representing outstanding common stock and no separate Rights certificates will be distributed. The Rights will expire on April 2, 2011. The Rights dividend is not taxable to stockholders. Further details of the Rights will be contained in a letter to be mailed to all Spartech shareholders.

     Spartech is a leading producer of engineered thermoplastic materials, polymeric compounds and molded & profile products with 50 plants located throughout North America and one in Europe. The Company recently released 2001 first quarter results of $234.7 million in sales and $8.6 million in net earnings, or $.32 per diluted share.

Safe Harbor For Forward-Looking Statements
     Statements contained herein which are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 which are intended to be covered by the safe harbors created thereby. For a summary of important facts which could cause the Company's actual results to differ materially from those included in, or inferred by, the forward-looking statements, refer to the Company's Form 10-K for the fiscal year ended October 28, 2000, which is on file with the Securities and Exchange Commission.